  CLStv CORP.

2081 Fontainbleau Drive

Conyers, GA 30094

October 8, 2021

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Scott Anderegg and Katherine Bagley

Re:    Request for Qualification

Offering Statement on Form 1-A

Amendment No. 2

Filed October 7, 2021

File No. 024- 11522

Ladies and Gentlemen:

On behalf of CLStv Corp., I hereby request qualification of the above referenced Offering Statement at 9:30 Eastern Time on October 15, 2021, or as soon thereafter as practicable.

By letter dated May 20, 2021, I was advised by your office that the staff had no comments on the original filing. By Amendment No. 1, we have removed the features noted in the letter that were required to proceed with a qualification – these were a reverse stock split and adjustment of the offering price; and we updated our financial statements. Further, we increased the aggregate offering to $25,000,000 in the mistaken belief the Tier I Reg. A limit had been increased to that amount. By letter dated October 4, 2021, the staff advised the Tier I Reg. A limit is and remains $20,000,000 and requested amendments to the subscription agreement and opinion re: legality. I believe Amendment No. 2 appropriately addressed the staff’s comments.

Our counsel, Jackson L. Morris, was advised by telephone on October 1, 2021 that the Division of Securities, State of Colorado is prepared to register our offering by coordination upon notice that it has been qualified by the Commission. You may confirm this by calling Mr. Derrick O’Neal at (303) 894-2320 or email to derrick.o’neal@state.us.co, reference Colorado Division of Securities File Number 2022-90-750

Please orally confirm the qualification of the Statement by contacting our attorney, Jackson L. Morris at 813-892-5969.

Very truly yours,

/s/ Darryl M. Sanders

Darryl M. Sanders

Chief Executive Officer